Filed by Veritas DGC Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934

Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427

Subject Company: Petroleum Geo-Services ASA
Commission File No.: 001-14614

Subject Company: Venus I
Commission File No.: 001-07427

Cautionary Statement Regarding Forward-Looking Information

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. Investors and security holders are urged to read these documents, when they become available, because they will contain important information. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation / recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

  Message sent to Veritas employees on June 25, 2002.

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The following message was sent by e-mail on June 25, 2002 from the management of Veritas to the employees of Veritas. This e-mail message is being refiled on 06/26/02 because certain text was unintentionally omitted from the filing made on 06/25/02.

All Veritas employees

As you may be aware , the Boards of Directors of both Veritas and PGS have agreed on amended terms of the merger, which is now anticipated to be completed late in the 3rd quarter or early in the 4th quarter of this year.

Since the merger announcement, both Dave Robson and Reidar Michaelson have stated that the new company will have a new name, logo, and graphics. We have been working together with PGS for several months to select this new name.

After a very lengthy process, and consideration of literally hundreds of names, the trade name and logo shown in the attached presentation files have been chosen in conjunction with PGS to be the new company's trade name and logo. Effective immediately upon completion of the merger later this year, all of the new company's worldwide operations will be conducted using this new trade name and logo.

Please see the enclosed attachments to view the new name and logo. (if you cannot open the .zip file, you should be able to view the ..ppt file)

(See attached file: veritas_pgs.ppt)

The new Cayman Islands company, which we have all referred to as "Caymanco" and which will acquire both Veritas and PGS, has been named VGS Inc., an acronym for the new trade name.

Further information and details regarding use of the logo, graphics, etc., will follow in the near future.

Dennis Jordhoy
V.P. Marketing
Veritas DGC Inc.
http://www.veritasdgc.com/
832-351-8527

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